Exhibit 4.4

MANAGEMENT SERVICES AGREEMENT

Between

SBC INTERNATIONAL MANAGEMENT SERVICES, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter “SBCI-MSI”, with Permanent Establishment in Mexico. Establishment in the terms provided in the Income Tax Law with address at Parque Via 190-12th floor, Colonia Cuauhtémoc 06599 Mexico, D. F.

and

TELEFONOS DE MEXICO, S.A. DE C.V.

A corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F., hereinafter “TELMEX”.

DECLARATIONS

I.	SBCI-MSI declares:

a)	That it is a corporation organized under the laws of the State of Delaware, United States of America.

b)	That it is mainly involved in investment in telecommunications services and their provision worldwide.

c)	That it has the resources needed to fulfill its obligations pursuant to this agreement.

II.	TELMEX declares:

a)	That it is a Company organized under the laws of the Mexican Republic with place of business at Parque Via No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, C.P. 06599 Mexico, D. F.

b)	That its corporate purpose, generally, is to provide all types of services and products connected with telecommunications.

c)	That it is its wish to obtain the services SBCI-MSI can provide with the purpose of improving its operations.

CLAUSES

FIRST: SBCI-MSI hereby agrees to provide TELMEX and its subsidiaries specialized professional counseling and advisory services in all or any one of the following areas (details of these counseling and advisory services shall be determined by mutual agreement):

1. Evaluation and counseling concerning material management decisions of both TELMEX and its subsidiaries.

2. Counseling concerning labor negotiations.

3.	Counseling referring to performance of material daily operations of Telmex and its subsidiaries.

4.	Counseling connected with technical, administrative and financial planning.

5.	Counseling in the subject matter of introduction of systems for management and operational control.

6.	Counseling in the matter of design and planning of investments required for modernization of the technical infrastructure.

7.	Counseling pertaining to policies in the field of rates, business relations and regulatory efforts.

8.	Counselling as to the establishment of network construction procedures.

9.	Generally, counseling concerning reorganization, modernization and restructuring of TELMEX and its subsidiaries.

Hereinafter, these services shall be called “THE SERVICES”. In presentation of THE SERVICES, SBCI-MSI shall only provide information approved for a general export license not requiring written guarantees as the US Department of Commerce provides.

SECOND: Only TELMEX or its Subsidiaries shall use the information and materials transferred by SBCI-MSI. These shall not be assigned, resold, licensed or in any other way transferred to another individual or entity except as provided herein. The information and materials shall be the exclusive property of SBCI-MSI, or as the case may be, of its subsidiaries, affiliates, branch offices or any other entity of the SOUTHWESTERN BELL group, subject to TELMEX’s right to use the information and materials in its own operations in Mexico. Telmex acknowledges that SBCI-MSI is subject to United States Export Control laws and therefore agrees that no information or material received from SBCI-MSI or its affiliates shall be exported without SBCI-MSI’s written consent.

1.	The information and materials SBCI-MSI provides TELMEX (including but not limited to documents, data, drawings, designs, instructions, specifications and other information) which are classified by SBCI-MSI as confidential and marked or identified as confidential are provided to TELMEX in the understanding that these are confidential. These shall neither be reproduced nor disclosed to third parties in any way whatsoever nor used by TELMEX for any purpose other than the execution of the transactions considered herein. Especially, such documents and data shall not be available to any companies or persons other than TELMEX’s employees, agents or subcontractors. TELMEX shall take the steps necessary to ensure that any such companies or persons having access to the documents or data shall keep them confidential.

2.	Taking into consideration the large investment SBCI-MSI has made to develop the information and materials; the market’s high competition level, the proprietary nature of the information and the risk of losing SBCI-MSI’s proprietary rights because of disclosure of the information to third parties, TELMEX agrees to maintain confidential the information and materials classified by SRCI-MSI as confidential for a five-year period after termination of this agreement or at an earlier date if this information or materials become of public domain through legal means.

3.	Upon termination of this agreement by reason of TELMEX’s nonfulfillment, TELMEX shall return to SBCI-MSI all the documents, data and other materials provided by SBCI-MSI or collected by TELMEX from the information and materials thus provided and in TELMEX’s possession or under its control. TELMEX shall not be entitled to keep any copy, excerpts or translations thereof.

4.	The parties agree that because TELMEX develops many activities through its subsidiaries, TELMEX is hereby authorized to disclose the information and materials, including confidential information and materials, to its subsidiaries. This clause shall be applied to TELMEX’s subsidiaries when these subsidiaries receive the information or materials. TELMEX shall take the necessary steps to ensure than any subsidiary company having access to the information or materials shall comply with its obligations pursuant to this agreement. For the purposes of this agreement, TELMEX’s subsidiaries shall be those corporations in Mexico in which TELMEX owns more than 50 per cent of their capital stock or any corporation where TELMEX has voting control in any shareholders’ meeting. Concerning companies that cease to be TELMEX’s subsidiaries, TELMEX shall take the necessary steps to ensure that companies with access to the documents or data return them to TELMEX and that these companies abide by the confidentiality obligation set forth in this clause.

THIRD: SBCI-MSI shall provide THE SERVICES with its own resources located in Mexico City. The services requiring resources from other sources or SBCI-MSI subsidiaries shall be contracted separately and additionally to this agreement.

FOURTH: Under this agreement, TELMEX agrees to pay SBCI-MSI a total annual amount of TEN MILLION US$ ($10,000,000.00 US$) plus value added tax for the initial 2-year term of this Agreement. TELMEX shall make this TEN MILLION US$ ($10,000,000.00 US$) payment to SBCI-MSI plus value added tax in a one-time payment on February 28 of each year through a bank transfer or cable transfer sent directly to the corporate bank account, payable in United States Dollars, SBCI-MSI has in Mexico or any other account specified by SBCI-MSI. In the event TELMEX requires services not included in this agreement, SBCI-MSI shall charge an additional amount to be agreed upon by the parties. Six months prior to the second anniversary of this Agreement the Parties will consult and use best efforts to agree on compensation to be paid SBCI-MSI for the remaining term of the Agreement. Six months prior to the expiration of this agreement the Parties will consult and use best efforts to agree on further services and the compensation to be paid SBCI-MSI.

In the event TELMEX makes the payments in pesos, TELMEX shall pay SBCI-MSI a sufficient amount in Mexican pesos to allow SBCI-MSI to purchase the total amount of US dollars specified in the first paragraph of this clause.

FIFTH: SBCI-MSI shall be solely responsible for all the salaries, benefits, taxes and expenses of its employees. TELMEX agrees that at the request of SBCI-MSI, TELMEX shall provide adequate information and cooperation to SBCI-MSI so that SBCI-MSI can fulfill its obligations pursuant to this agreement.

SIXTH: This agreement shall be in effect during the period starting on January 1st, 2001 and ending on December 3lst, 2005.

This Agreement may be terminated by either Party by giving four (4) months written notice if SBC International Inc. or any of its Affiliates (as Affiliates is defined in the New Joint Venture Agreement) ceases to hold shares, whether directly or indirectly in TELMEX.

SEVENTH: Nothing herein shall be construed to be a license on any patent, trademark, trade name, operating practices or any other copyright property of SBCI-MSI or any holding company, controlled by or under common control with SBCI-MSI. TELMEX’s use of any patent, copyright, trademark, trade name, operating practice or any other copyright property of SBCI-MSI or any holding company, controlled by or under common control with SBCI-MSI shall be covered by a separate license agreement. Any remuneration provided for this separate license agreement shall be in addition to the remuneration provided in this agreement.

E1GHTH: The parties shall not be liable for loss or damages resulting from any delay in fulfillment or non-fulfillment of any of their obligations herein when this delay is due to force majeur. They shall not be liable if the delay is on account of compliance with laws, regulations, orders or instructions from any governmental, federal, state or municipal authority of the United States of America or Mexico, or if it is by reason of amendment to any one of these laws, regulations, orders or instructions that might affect the obligations of the parties under this agreement.

NINTH: The parties agree to hold each other harmless from any claim or liability they might be liable to as a result of acts performed or omitted by the other party.

TENTH: For interpretation and fulfillment of this agreement, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have Jurisdiction over them by reason of their current or future address.

This agreement is drawn in two counterparts and undersigned in Mexico City, Federal District on January 2, 2001.

SBC INTERNATIONAL	TELEFONOS DE MEXICO, S.A. DE C.V.
MANAGEMENT SERVICES INC.

/s/ Mark Royse	/s/ Jaime Chico Pardo
By: Mark Royse	By: Ing. Jaime Chico Pardo
President SBCI – Mexico	Director General

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